Simpson Thacher & Bartlett
icbc tower, 35th floor 3 garden road, central hong kong
telephone: +852-2514-7600 facsimile: +852-2869-7694
Direct Dial Number +852-2514-7620	E-mail Address ygao@stblaw.com

February 5, 2024

CONFIDENTIAL AND VIA EDGAR
Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Mr. Stephen Krikorian Ms. Melissa Walsh

Re: Phoenix New Media Ltd
Form 20-F for the Year Ended December 31, 2022
Response dated October 13, 2023
File No. 001-35158

Ladies and Gentlemen:

On behalf of our client, Phoenix New Media Limited, a company organized under the laws of the Cayman Islands (the “Company”), we respond to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”), dated January 24, 2024 (the “January 24 Comment Letter”) relating to the Company’s response letter, dated December 4, 2023 (the “December 4 Response”) to the Commission’s comment letter dated October 30, 2023, relating to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on May 1, 2023 (the “Annual Report”).

Set forth below are the Company’s responses to the Staff’s comments in the January 24 Comment Letter. The Staff’s comments are retyped below in bold italic font for your ease of reference. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the Annual Report, responses the Company previously submitted to the Staff on September 8 and October 13, 2024 as well as the December 4 Response.

michael j.c.M. ceulen	marjory j. ding	daniel fertig	adam C. furber	YI GAO	MAKIKO HARUNARI	Ian C. Ho	JONATHAN HWANG	anthony d. king	jin hYUK park	ERIK P. WANG	christopher k.s. wong

resident partners simpson thacher & bartlett, hong kong is an affiliate of simpson thacher & bartlett llp with offices in:
New York	Beijing	Brussels	Houston	LONDON	Los Angeles	Palo Alto	SÃO PAULO	TOKYO	Washington,D.C.

Simpson Thacher & Bartlett
February 5, 2024	-2-	Division of Corporation Finance U.S. Securities and Exchange Commission

Form 20-F for the Year Ended December 31, 2022

Notes to Consolidated Financial Statements

Note 1. Organization and Principal Activities, page F-10

1.
We acknowledge your responses to the staff’s questions related to the Company’s status under the Investment Company Act of 1940 (the “Act”), as well as our phone conversation with you and your counsel on January 18, 2024. As we indicated on our phone call, we do not agree with certain positions expressed in your responses, including your position that you may treat interests in money market funds not registered with the Commission as cash items for purposes of section 3(a)(1)(C) of the Act. In the staff’s view, based on the information provided to date, the Company should treat such assets as “investment securities” for purposes of section 3(a)(1)(C). We note, however, the representation included in your response letter of September 8, 2023 that the Company “intends to reallocate its liquid assets into more cash items … so that its investment securities will make up less than 45% of its Adjusted Assets on a consolidated basis with its wholly owned subsidiaries allowing the Company to also rely on the Rule 3a1 safe harbor in the future,” as well as your belief, which was relayed to the staff on the phone, that the Company has already made substantial progress in the reallocation of its assets out of investment securities, including money market funds not registered with the Commission, such that the Company may currently be eligible to rely on Rule 3a-1 under the Act. While we do not have additional comments at this time, our decision to not issue additional comments does not indicate that we agree or disagree with certain other positions expressed in your responses, including your position that you are able to rely on the exemption from the definition of an “investment company” provided at section 3(b)(1) of the Act.

The Company respectfully notes the Staff’s position that interests in money market funds not registered with the Commission should not be treated as cash items for purposes of Section 3(a)(1)(C) of the Act. The Company confirmed that it has already made substantial progress in the reallocation of its liquid assets out of investment securities, including money market funds not registered with the Commission. As a result of such assets reallocation, and following the Staff’s position on the scope of “cash items,” the Company performed the test under Section 3(a)(1)(C) again and believes its investment securities did not have a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis as of December 31, 2023.

While investment securities held by the Company as a percentage of its Adjusted Assets (i.e. total assets exclusive of U.S. government securities and cash items) on a consolidated basis also dropped significantly in 2023, such percentage may not have dropped below 45% (the Company’s current estimate is around 52% to 55%) as of December 31, 2023. Therefore, the Company may not be eligible to rely on Rule

Simpson Thacher & Bartlett
February 5, 2024	-3-	Division of Corporation Finance U.S. Securities and Exchange Commission

3a-1 yet as of December 31, 2023, but should not be an investment company as defined under Section 3(a)(1)(C) of the Act.

* * *

Simpson Thacher & Bartlett
February 5, 2024	-4-	Division of Corporation Finance U.S. Securities and Exchange Commission

If you have any question regarding the Company’s responses to the Staff’s comments, please do not hesitate to contact me at +852-2514-7620 (work), +852-6588-7136 (mobile) or ygao@stblaw.com (email).

Very truly yours,

/s/ Yi Gao

Yi Gao

cc:	Phoenix New Media Limited

Mr. Edward Lu, Chief Financial Officer